SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)*

RED MOUNTAIN RESOURCES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

878122100
(CUSIP Number)

Alan W. Barksdale 2515 McKinney Avenue, Suite 900 Dallas, Texas 75201 214-871-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878122100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alan W. Barksdale
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 878122100	SCHEDULE 13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The StoneStreet Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Arkansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 878122100	SCHEDULE 13D	Page 4 of 6 Pages

This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”) previously filed by Alan W. Barksdale and The StoneStreet Group, Inc. with respect to ownership of the common stock, par value $0.00001 per share (“Common Stock”), of Red Mountain Resources, Inc., a Florida corporation.  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 70,698,169 shares of Common Stock outstanding as of September 9, 2011.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Each of Alan W. Barksdale and The StoneStreet Group, Inc. is deemed to be the beneficial owner of 11,000,000 shares of Red Mountain Resources, Inc.’s Common Stock, or approximately 15.6% of Red Mountain Resources, Inc.’s outstanding Common Stock.  Such shares are held by The StoneStreet Group, Inc.  Alan W. Barksdale is the sole officer and director and shareholder of The StoneStreet Group, Inc.  As such, Mr. Barksdale has the authority to vote the shares of Red Mountain Resources, Inc.’s Common Stock held by The StoneStreet Group, Inc.

On September 12, 2011, The StoneStreet Group, Inc. transferred an aggregate of 7,000,000 shares of Red Mountain Resources, Inc.’s Common Stock to several unaffiliated third parties for no consideration.

Item 6.  Contracts, Arrangements, Understandings or Relationships with REpsect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended in its entirety to read as follows:

On June 17, 2011, Alan W. Barksdale entered into an Employment Agreement with Red Mountain Resources, Inc.

On June 17, 2011, Alan Barksdale and The StoneStreet Group, Inc. entered into a Lockup Agreement with Red Mountain Resources, Inc. As part of the Lockup Agreement, Alan Barksdale and The StoneStreet Group, Inc. agreed to refrain from the selling of any of the shares of common stock received in exchange for the equity interests of Black Rock Capital, Inc. for certain periods of time without the prior written consent of Red Mountain Resources, Inc.

On September 12, 2011, Red Mountain Resources, Inc. consented to the transfer by The StoneStreet Group, Inc. of an aggregate of 7,000,000 shares to several unaffiliated third parties.

CUSIP No. 878122100	SCHEDULE 13D	Page 5 of 6 Pages

The remaining 11,000,000 shares held by The Stone Street Group, Inc. will be released from the Lockup Agreement as to 3,000,000 shares on June 21, 2012 and as to 8,000,000 shares on December 21, 2012.

Other than as described in this Schedule 13D, neither The StoneStreet Group, Inc. nor Alan W. Barksdale has any other contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of Red Mountain  Resources, Inc.

CUSIP No. 878122100	SCHEDULE 13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 27, 2011

THE STONESTREET GROUP, INC.

By:	/s/ Alan W. Barksdale
Alan W. Barksdale, President

/s/ Alan W. Barksdale
Alan W. Barksdale